UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/s/ Dr. Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Dated: January 9, 2012

INDEX TO EXHIBIT

Exhibit	Description

99.1	Press release entitled “Ambow Education Alters Asset Mix Increases Focus on Growth Layer”.

Exhibit 99.1

Ambow Education Alters Asset Mix

Increases Focus on Growth Layer

BEIJING, Jan 5, 2012, — Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China today announced a number of asset divestments that completed before the end of fiscal year 2011 to sharpen the focus on its growth layer, which consists of Tutoring and Career Enhancement. The Company completed the following transactions:

•	It sold its Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co. back to its original owner;

•

It returned its 21st Century K-12 school assets to its original owner for a 15-year operating right of the school. It also agrees to jointly fund future capital expenditures through separately negotiable agreements; and

•	It sold one career enhancement and three tutoring subdivisions as a package.

Ambow made the above divestments following a recent strategic review of its business portfolios to sharpen the focus on its growth layer. As a result of the above transactions, the revenue of the sold business units excluding 21st Century K-12 School for which the Company has retained a 15-year operating right are estimated to be around US$8.0 million1 for the fourth quarter of 2011 and US$25.0 million for fiscal year 2011. The aforementioned revenue together with the related expenses will be reclassified and disclosed separately in the income statement as a net result from discontinued operations. Notwithstanding this reclassification, the revenue from continuing operations alone is expected to meet the previous revenue guidance of US$82.6 million (RMB520 million) to US$84.2 million(RMB530 million) for the fourth quarter of 2011, due to the faster than expected ramp up of the Company’s growth layer initiatives especially related to the tutoring center expansions.

The Company expects to record a non-cash charge arising from disposals of approximately US$23.0 million for the fourth quarter of 2011, or 5.0% of net equity value at the end of third quarter of 2011 as a result of the above transactions. These transactions are expected to generate proceeds of US$34.6 million while reducing the Company’s liabilities relating to acquisition consideration by approximately US$32.0 million, therefore significantly increasing its financial flexibility to further invest in strategically important growth areas.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB 6.2939, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

The Transaction with Xihua Group relating to Beijing Century College and 21st Century K-12 School

Noting that Beijing Century College may not meet government minimum campus size requirements for classification as an “Independent College” before the applicable deadline, Ambow reached an agreement with the previous owner, Xihua Group to return Beijing Century College and its 100% owned Beijing Siwa Century Facility Management Co., Ltd for a consideration of US$29.1 million. Xihua Group has the right to pay part of the purchase price by returning the Ambow shares it owns having an equivalent value.

As part of the above agreement, Xihua Group also agreed to waive a net amount of US$11.0 million payable from Ambow to Beijing Century College and 21st Century School. In addition, Ambow was relieved of its remaining payment obligations to Xihua Group based on the original acquisition agreement, which were estimated to be approximately US$32.0 million as of December 31, 2011.

In addition, Ambow agreed to return 21st Century K-12 School to Xihua Group for a 15-year operating right effective January 1, 2012. It also agrees to jointly fund future capital expenditures through separately negotiable agreements. This transaction will have no material impact on the Company’s revenue and net income in fiscal year 2011 and is expected to reduce Ambow’s obligation to finance future capital expenditures of the school.

The Sale of Tutoring and Career Enhancement Subdivisions

Ambow sold its Xi’an Tutoring (Tutoring), Shandong Software Companies (Tutoring), Guangzhou HP Tutoring (Tutoring), and Tianjin Holding (Career Enhancement) subdivisions as a package for cash consideration of US$5.5 million payable within one year from the transaction date

“After reviewing our asset mix, integration process and development strategy, the Company chose to adjust its asset mix to focus more on business lines with stronger growth potential, greater capital efficiency, and better asset turnover, which in turn, will lead to a better return on equity,” stated Jenny Zhan, Ambow’s Chief Strategy Officer. “Moreover, we are satisfied with the results of our overall acquisitions and believe we will meet our overall payback target for the purchases in 2008 and 2009.”

Ambow’s Chief Executive Officer, Dr. Jin Huang elaborated: “Ambow’s 2008 and 2009 acquisitions allowed the Company to quickly transform from a pure internet-based tutoring service provider to a truly nationwide leader in education that has both online and offline service. Over the last two years, we have expanded our physical presence to 19 provinces and established ourselves as a leader in providing better schools and better jobs. Despite realigning overall business operations, we still expect our student enrollments in tutoring and career enhancement to exceed 1 million by the end of 2011. The success of integrating most of these acquisitions and expanding business operations organically have demonstrated Ambow’s multiple growth capabilities and the strength of our education platform, built upon our student centric and blended learning methodology.

These divestments closed a chapter in Ambow’s history. In 2012, our focus shifts to accelerating the growth strategy we have laid out, further integrating our brands, generating more synergies across business lines and improving operating efficiencies.”

Ambow’s Chief Financial Officer, Gareth Kung added: “These divestments should help sustain Ambow’s margins, reduce its liabilities and improve its balance sheet. We continue to expect our revenue from continuing operations to grow at approximately 45% year-over-year in the fourth quarter of 2011 and over 25% organically in 2012.”

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality individualized services and products. Ambow has two business divisions: “Better Schools,” which includes tutoring centers and K-12 schools; and “Better Jobs,” which includes career enhancement centers and colleges. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Some of the statements in this press release are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include our statements regarding: revenue contribution estimates for the sold business units, excluding 21st Century K-12 School, in the fourth quarter of 2011 and fiscal 2011; our expected revenue from continuing operations for 2011; the amount of the expected non-cash charges arising from disposal to be taken for, the proceeds to be received from, and the reduction of liabilities from, the sale of the business units; the amount of obligations to Xihua Group as of December 31, 2011; student enrollments in tutoring and career enhancement at the end of 2011; and the effect of the transaction on Ambow’s margins and balance sheet. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including any changes in government policies, laws and regulations, competition and economic conditions. Investors also should consider the information contained in Ambow’s filings with the U.S. Securities and Exchange Commission from time to time. Other unknown or unpredictable factors also could cause actual events and results to differ materially. In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries please contact:

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

4